SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               BET Holdings, Inc.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.02 Per Share
                         (Title of Class of Securities)

                                   086585106
                                 (CUSIP Number)

                                 July 17, 1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 086585106

1.   Name of Reporting Person:

     FW Strategic Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) / /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: PN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated August 26, 1996 (the "Schedule 13G"), relating to the Class A Common Stock, par value $0.02 per share, of BET Holdings, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

     Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     The Reporting Person does not beneficially own any shares of the Stock.

     (c)

     The Reporting Person does not have the power to vote or direct the vote or to dispose or direct the disposition of any shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     The Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     July 21, 1998



                    FW STRATEGIC PARTNERS, L.P.


                       By: FW Strategic Asset Management, L.P.,
                              General Partner


                           By:  Strategic Genpar, Inc., General
                                  Partner



                              By: /s/ Ray L. Pinson
                                  Ray L. Pinson, Vice President